New Century Logistics (BVI) Limited

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

November 19, 2024

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Century Logistics (BVI) Limited
Registration Statement on Form F-1, as amended
File No. 333-274115

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Century Logistics (BVI) Limited respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on November 20, 2024, or as soon thereafter as possible.

New Century Logistics (BVI) Limited

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Title:	Chief Executive Officer